Seadrill Partners LLC 2nd Floor, Building 11 DNB Bank ASA 566 Chiswick Business Park Dronning Eufemias gate 30 London 0190 Oslo W4 5YS email:agentdesk@dnb.no Att.: Credit Admin. Shipping 29 August 2019 US$ 420,000,000 LOAN FACILITY AGREEMENT (THE “LOAN AGREEMENT”) ORIGINALLY DATED 28 DECEMBER 2012 (AS AMENDED AND RESTATED FROM TIME TO TIME) We write to you in your capacity as Agent under the Loan Agreement referred to above. Capitalised terms used but not defined herein shall have the same meaning given to them in the Loan Agreement. 1. Background (a) Seadrill Partners has been listed on the New York Stock Exchange’s NYSE board since its inception in 2012. We recently regained compliance with the $1 minimum share price requirement by executing a reverse unit split, and we are currently monitoring the other listing requirements of the NYSE board on an ongoing basis (in particular the 30-day average minimum market capitalization of $15 million). (b) While the overall equity market has been challenging recently, it has been especially so for offshore drillers. In the case of Seadrill Partners, the unit price has decreased by approximately 90% since the beginning of 2019 and has been driven by both (i) the general pull back in the equity markets and (ii) the reduction in unitholder distributions announced during 2019 – the latter of which reduces distributions to unitholders by approximately $55 million per year, which we believe has been a large factor in the selloff of our units and the corresponding decrease in our market capitalization. It is now possible that, absent a significant near-term recovery in our unit price, Seadrill Partners’ market capitalisation will fall below the NYSE board’s 30-day minimum market capitalization requirement in early September. (c) We intend to take steps to maintain a listing on an Exchange, either on the New York Stock Exchange (NYSE or NYSE American) or the Oslo Stock Exchange (OSE or Oslo Axess). In the course of our review, we have identified that the obligation to maintain a listing on an Exchange under the Loan Agreement may, in itself, adversely impact our ability to obtain such a listing. (d) Whether or not we are able to achieve a listing on another Exchange or maintain our current listing will not impact the level of disclosure we continue to provide to our lending banks. (e) We are therefore requesting the Amendment (as described below) in connection with the Loan Agreement. 2. Request (a) We hereby request the consent of the Required Majority, pursuant to Clause 34.3.1 (Required consents) of the Loan Agreement, to amend the Loan Agreement (the "Amendment") by deleting Clause 23.9 (Stock Exchange Listing) of the Loan Agreement in its entirety and replacing it with “[reserved]”.

(b) The Amendment will be effective from and including the date of the Agent's countersignature to this letter, confirming that the Required Majority have consented to the Amendment (the "Effective Time"). (c) For the avoidance of doubt, from and including the Effective Time there shall be no Default or Event of Default under Clause 25.3 (Other Obligations) as a result of non-compliance with Clause 23.9 (Stock Exchange Listing) of the Loan Agreement. 3. Process and timing (a) We request the Lenders to provide their irrevocable and unconditional consent to the Amendment by no later than 5 p.m. (London time) on 12 September 2019 (the "Consent Deadline") to the Agent at Agentdesk@dnb.no, Florianne.Robin@dnb.no and Christian.Soiland@dnb.no. (b) We request the Agent to promptly share this letter with the Lenders and to confirm to us, from time to time, the name of each Lender (i) who has consented to the Amendment; (ii) who has confirmed it does not consent to the Amendment; and (iii) who has failed to respond to this request. (c) Paragraph (c) of Clause 34.3.2 (Exceptions) of the Loan Agreement shall apply to this Letter. 4. Miscellaneous This letter may be executed in counterparts each of which, when taken together, shall constitute one and the same agreement. With effect from the date of the Agent's countersignature to this letter, confirming that the Required Majority have consented to the Amendment, we and the Agent agree that this letter shall be designated as a Finance Document. Each consenting Lender agrees that any such consent given in connection with this letter is irrevocable and unconditional and shall be binding on its assignees and transferees. We reserve the right to withdraw, supplement, amend, extend or revise the Amendment or any of the other requests or matters set out in this letter at any time. The provisions of Clause 32 (Notices) and Clause 35 (Governing law and Enforcement) of the Loan Agreement shall be incorporated into this letter as if set out in full in this letter and as if references in those clauses to "this Agreement", the "Finance Documents" and "a Finance Document", respectively, are references to this letter.

Yours faithfully Seadrill Partners LLC, as Parent and as agent on behalf of the Obligors _____________________________ Name: John T. Roche Title: Chief Executive Officer

The Agent We hereby confirm the consent of the Required Majority to the Amendment and the other matters set out in this letter. DNB Bank ASA _____________________________ Name: Title: